FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617


                 TRIGON HEALTHCARE, INC. TO LEAD ANTHEM SOUTHEAST
                        IN MERGER WITH GROWING BLUE PLAN
       BOTH COMPANIES REPORT STRONGER THAN EXPECTED FIRST QUARTER EARNINGS

INDIANAPOLIS, IN. AND RICHMOND, VA - APRIL 29, 2002 - Anthem, Inc. (NYSE: ATH) and Trigon Healthcare, Inc. (NYSE: TGH) today jointly announced that they have entered into a definitive merger agreement. Under the agreement, Trigon's shareholders will receive $30 in cash, plus 1.062 Anthem shares per Trigon share. The value of the transaction is approximately $3.7 billion based on the closing price of Anthem stock on April 26, 2002, and is expected to close in 3 to 6 months, subject to customary regulatory and shareholder approvals. The transaction will be tax free with respect to the Anthem shares received by Trigon shareholders.

"We believe this affiliation is good for Virginia, for our Virginia members and for our own employees at Trigon," said Tom Snead, Trigon's chairman and chief executive officer. "Anthem's Blue Cross and Blue Shield heritage and its heartland values make the company an ideal partner for us. Anthem shares our customer focus and our commitment to local health care decision-making. Working together we can enhance our future opportunities and improve our ability to meet evolving customer needs, particularly as requirements for investments in new technologies accelerate in the future. This merger also creates additional opportunities for our employees, while maintaining our presence in Virginia."

Larry Glasscock, president and chief executive officer of Anthem, said, "The merger unites two excellent organizations and extends Anthem's presence into the Southeast and Mid-Atlantic regions, where Tom Snead will become president of Anthem Southeast. The addition of Trigon's approximately 2.2 million members and 35 percent market share in Virginia solidifies Anthem as a top-tier health benefits industry leader. By leveraging best practices from both organizations and extending our geographic reach, we can achieve further economies of scale that will enable us to grow faster and more profitably while continuing to provide the strength of our Blue Cross and Blue Shield brand to all our customers and communities."

Virginia is the 12th most populous state in the United States, with population growth of about 3 percent annually. Trigon will be the second largest health plan in Anthem's organization, next to Ohio.

"Anthem and Trigon are a compelling strategic fit, with complementary cultures and values that focus on quality and place customers first," Glasscock added. "We are very excited to have the opportunity to work with Trigon's strong management team and leverage our combined operating expertise."

Anthem currently serves more than 8 million members through Blue Cross-licensed companies in eight states: Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. It is organized around a regional structure focusing on the West, Midwest, the Northeast, and, with the Trigon merger, the Southeast. It also offers specialty products including pharmacy benefit management, group life, dental and vision.

"This new partnership will offer Trigon and its employees two very real and compelling new opportunities for growth," Snead said. "First, we will lead a new Anthem region - Anthem Southeast, headquartered in Richmond."

"Second, each organization will be able to share with the other its best practices. In our case," Snead continued, "this includes disease management, mental health, industry-leading service technology, individual and small group product expertise, focused sales and marketing programs and medical management innovations. Anthem, in turn, will also offer us many advantages, including access to its in-house pharmacy benefit management program; proven life, vision and dental products; and the size, scale and additional capital required to build an outstanding regional foundation."

Snead  added,   "Anthem's  proven  track  record  of  quickly  and  successfully integrating acquisitions gives us great confidence that this will be a seamless transition for our customers, employees and shareholders."

After the closing, the combined companies will operate under the name Anthem Inc., and Anthem's board of directors will add three members of Trigon's Board. Snead will lead Anthem's new Southeast Region, based in Richmond. The merged company will have more than 10 million medical members. The companies would have reported combined assets of nearly $9 billion, operating revenues of $13 billion, net income of $458 million and operating cash flow of $899 million in 2001. Excluding realized gains and losses and other non-recurring items, net income would have been $467 million.




--------------------------------------------------------------------------------


                                TRIGON'S EARNINGS

Trigon reported net income of $35.2 million, or $0.96 per share, compared with $32.4 million, or $0.84 per share, in the previous year's first quarter. Excluding realized losses, net income was $42.1 million, or $1.14 per share, compared with $36.5 million, or $0.95 per share, in the first quarter of 2001.


                                ANTHEM'S EARNINGS

Anthem reported that net income increased 41%, to $99.8 million, or $0.95 per share, compared with net income of $70.6 million, or $0.68 per share, for the first quarter of 2001. On a FAS 142 comparable basis, excluding net realized gains and non-recurring items in both periods, earnings per share increased 45%, to $0.93 per share, compared with $0.64 per share in the first quarter of 2001.

(NOTE: More comprehensive financial information on the two companies is contained in separate quarterly earnings press releases issued over Business Wire and PR News Wire earlier today).

ABOUT TRIGON

Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.Trigon.com.

ABOUT ANTHEM

Anthem Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits and services to more than 8 million people. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.Anthem.com.



                          CONFERENCE CALL AND WEB CAST


The investment community and general public are invited to participate in a joint conference call and live Web cast that will be held at 10 a.m. EDT today, Monday, April 29, 2002, during which management will discuss this transaction and their respective first quarter earnings results. The conference call can be accessed by dialing 888-231-7516 (International 913-905-3152). No password is required. The Web cast and presentation slides can be accessed at Anthem's web site, www.Anthem.com, or Trigon's web site, www.trigon.com, under Investor Relations. Please visit the Web site or dial in at least 10 minutes in advance. After 10 a.m. EDT, April 30, 2002, a replay of the call will be available for 10 business days by dialing 888-203-1112 (International 719-457-0820), pass-code 335322.

Anthem and Trigon management will make time available following the conference call to discuss today's news with the media. To schedule a brief interview, contact the media relations office of either company.

Please note that the previously scheduled conference calls for May 6 and May 8 for Anthem and Trigon have been canceled due to the distribution of this release.

CONTACTS:   ANTHEM                                   TRIGON
            ------                                   ------
            INVESTOR RELATIONS                       INVESTOR RELATIONS
            TAMI DURLE, 317-488-6390                 CHRIS DRAKE, 804-354-3463
            TAMI.DURLE@ANTHEM.COM                    INVESTORS@TRIGON.COM


            MEDIA                                    MEDIA

      LAUREN GREEN-CALDWELL, 317-488-6321       BROOKE TAYLOR, 804-354-3605
      lauren.green-caldwell@Anthem.com          btaylor@trigon.com

SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING INFORMATION ABOUT ANTHEM, TRIGON AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTIONS THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. WORDS SUCH AS "EXPECT(S)", "FEEL(S)", "BELIEVE(S)", "WILL", "MAY", "ANTICIPATE(S)" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF ANTHEM AND TRIGON, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES
INCLUDE: THOSE DISCUSSED AND IDENTIFIED IN PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MADE BY ANTHEM AND TRIGON; TRENDS IN HEALTH CARE COSTS AND UTILIZATION RATES; OUR ABILITY TO SECURE SUFFICIENT PREMIUM RATE INCREASES; COMPETITOR PRICING BELOW MARKET TRENDS OF INCREASING COSTS; INCREASED GOVERNMENT REGULATION OF HEALTH BENEFITS AND MANAGED CARE; SIGNIFICANT ACQUISITIONS OR DIVESTITURES BY MAJOR COMPETITORS; INTRODUCTION AND UTILIZATION OF NEW PRESCRIPTION DRUGS AND TECHNOLOGY; A DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS; LITIGATION TARGETED AT HEALTH BENEFITS COMPANIES; OUR ABILITY TO CONTRACT WITH PROVIDERS CONSISTENT WITH PAST PRACTICE; OUR ABILITY TO CONSUMMATE ANTHEM'S ACQUISITION OF TRIGON, TO ACHIEVE EXPECTED SYNERGIES AND OPERATING EFFICIENCIES IN THE TRIGON ACQUISITION AND TO SUCCESSFULLY INTEGRATE OUR OPERATIONS; OUR EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENTS OF THE TRANSACTIONS AND THE VALUE OF THE TRANSACTION CONSIDERATION; AND GENERAL ECONOMIC DOWNTURNS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS THAT SPEAK ONLY AS OF THE DATE HEREOF. NEITHER ANTHEM NOR TRIGON UNDERTAKES ANY OBLIGATION TO REPUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN ANTHEM'S AND TRIGON'S VARIOUS SEC REPORTS, INCLUDING BUT NOT LIMITED TO ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND THE 2002 QUARTERLY FORM 10-Q FILINGS.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS NEWS RELEASE MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE PROPOSED ACQUISITION OF TRIGON BY ANTHEM. IN CONNECTION WITH THE PROPOSED TRANSACTION, A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY ANTHEM WITH THE SEC AND A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY TRIGON WITH THE SEC. SHAREHOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FOR FREE BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM ANTHEM AND TRIGON'S RESPECTIVE CORPORATE SECRETARIES.

PARTICIPANTS IN SOLICITATION

TRIGON, ANTHEM, AND THEIR DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION CONCERNING THE IDENTITY OF ANTHEM'S PARTICIPANTS IN THE SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE SET FORTH IN THE PROXY STATEMENT-PROSPECTUS. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF ANTHEM AND THEIR OWNERSHIP OF ANTHEM COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FOR ANTHEM'S 2002 ANNUAL MEETING OF SHAREHOLDERS, WHICH WAS FILED WITH THE SEC ON APRIL 2, 2002. INFORMATION CONCERNING TRIGON'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN TRIGON'S CURRENT REPORT ON FORM 8-K TO BE FILED WITH THE COMMISSION ON APRIL 29, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ANTHEM'S AND TRIGON'S DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER WILL BE INCLUDED IN THE FINAL JOINT PROXY STATEMENT-PROSPECTUS.